B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2026
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025

Gold revenue	$836,466	$782,948	$2,784,475	$2,007,261

Cost of sales
Production costs	(262,705)	(195,154)	(732,754)	(517,511)
Depreciation and depletion	(119,067)	(104,665)	(401,388)	(296,927)
Royalties and production taxes	(82,726)	(92,784)	(344,450)	(213,291)
Other cost of sales (Note 8)	(6,018)	—	(21,880)	—
Total cost of sales	(470,516)	(392,603)	(1,500,472)	(1,027,729)

Gross profit	365,950	390,345	1,284,003	979,532

General and administrative	(13,879)	(15,249)	(49,249)	(42,834)
Share-based payments	(8,489)	(6,966)	(22,817)	(20,969)
Gain on sale of mining interests (Note 8)	—	—	292,374	—
Reversal of impairment on long lived-assets (Note 8)	253,488	—	253,488	—
Write-off of plant and equipment (Note 8)	(3,067)	—	(52,780)	—
Foreign exchange (losses) gains	(4,304)	(15,252)	(23,387)	4,743
Non-recoverable input taxes	(7,061)	(380)	(11,867)	(12,657)
Share of net income (loss) of associates (Note 9)	1,345	(2,103)	6,825	(1,925)
Community relations	(1,698)	(11,021)	(4,188)	(12,579)
Other income (expense)	14,050	(6,507)	13,164	(22,095)
Operating income	596,335	332,867	1,685,566	871,216

Interest and financing expense (Notes 11 and 16)	(14,186)	(4,730)	(47,971)	(15,307)
(Loss) gain on dilution of associate (Note 9)	(1,916)	—	28,213	—
(Losses) gains on derivative instruments, net (Note 14)	(796)	(105,701)	19,259	(170,173)
Change in fair value of gold stream (Note 15)	963	(28,100)	17,877	(80,406)
Interest income	1,958	3,035	8,653	9,120
Other income	955	416	828	2,501
Income from operations before taxes	583,313	197,787	1,712,425	616,951

Current income tax, withholding and other taxes (Note 18)	(97,621)	(143,945)	(491,823)	(390,202)
Deferred income tax (expense) recovery (Note 18)	(72,121)	(30,719)	(181,861)	19,691
Net income for the period	$413,571	$23,123	$1,038,741	$246,440

Attributable to:
Shareholders of the Company	$408,898	$19,313	$1,026,169	$231,324
Non-controlling interests (Note 13)	4,673	3,810	12,572	15,116
Net income for the period	$413,571	$23,123	$1,038,741	$246,440

Earnings per share (attributable to shareholders of the Company) (Note 12)
Basic	$0.31	$0.01	$0.77	$0.18
Diluted	$0.28	$0.01	$0.70	$0.16

Weighted average number of common shares outstanding (in thousands) (Note 12)
Basic	1,320,959	1,324,279	1,331,076	1,321,491
Diluted	1,479,660	1,482,386	1,489,661	1,475,718
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025

Net income for the period	$413,571	$23,123	$1,038,741	$246,440

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Gain (loss) on long-term investments, net of deferred income tax (Note 7)	38,362	34,255	(29,656)	76,570
Other comprehensive income (loss) for the period	38,362	34,255	(29,656)	76,570
Total comprehensive income for the period	$451,933	$57,378	$1,009,085	$323,010

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$38,362	$34,255	$(29,656)	$76,570
Non-controlling interests	—	—	—	—
	$38,362	$34,255	$(29,656)	$76,570

Total comprehensive income attributable to:
Shareholders of the Company	$447,260	$53,568	$996,513	$307,894
Non-controlling interests	4,673	3,810	12,572	15,116
	$451,933	$57,378	$1,009,085	$323,010

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
Operating activities
Net income for the period	$413,571	$23,123	$1,038,741	$246,440
Non-cash charges, net (Note 19)	(26,242)	305,083	120,090	626,676
Delivery into prepaid sales (Note 16)	—	(144,093)	(291,222)	(144,093)
Changes in non-cash working capital (Note 19)	(16,954)	70,929	12,589	84,951
Changes in long-term inventory	(108,015)	(60,883)	(138,239)	(102,166)
Changes in long-term value added tax receivables	(23,742)	(18,556)	(42,615)	(102,336)
Cash provided by operating activities	238,618	175,603	699,344	609,472

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 11)	—	—	—	445,913
Revolving credit facility draw downs (Note 11)	95,000	200,000	120,000	200,000
Revolving credit facility repayments (Note 11)	—	—	(175,000)	(400,000)
Equipment loan facility draw downs (Note 11)	—	4,439	—	16,743
Equipment loan facility repayments (Note 11)	(2,102)	(3,687)	(6,499)	(12,244)
Interest and commitment fees paid	(8,445)	(7,815)	(18,751)	(12,457)
Cash proceeds from stock option exercises (Note 12)	6,945	29,169	45,026	35,336
Repurchase of common shares (Note 12)	(33,259)	(9,849)	(205,157)	(9,849)
Dividends paid (Note 12)	(25,809)	(25,919)	(78,065)	(77,430)
Principal payments on lease arrangements (Note 11)	(6,002)	(5,479)	(18,137)	(16,892)
Distributions to non-controlling interests (Note 13)	(925)	(4,824)	(17,916)	(22,441)
Realized loss on derivative instruments (Note 14)	(47,259)	(4,213)	(188,434)	(4,213)
Other	131	36	197	(4,235)
Cash (used) provided by financing activities	(21,725)	171,858	(542,736)	138,231

Investing activities
Capital expenditures on mining interests:
Fekola Mine	(48,667)	(55,113)	(135,319)	(172,495)
Goose Mine	(72,868)	(157,068)	(211,147)	(395,364)
Masbate Mine	(12,151)	(9,916)	(42,949)	(35,148)
Otjikoto Mine	(10,477)	(4,391)	(25,366)	(12,707)
Fekola Regional Properties	(16,220)	(5,579)	(60,519)	(13,752)
Gramalote Project	(10,424)	(11,531)	(27,450)	(23,475)
Other exploration (Note 19)	(19,824)	(15,738)	(44,323)	(35,212)
Cash proceeds from sale of mining interest, net of transaction costs (Note 8)	—	—	324,892	—
Cash proceeds from sale of long-term investments (Note 7)	—	—	18,076	—
Purchase of long-term investments (Note 7)	(13,715)	(10,052)	(17,313)	(13,178)
Other	(833)	(8,069)	(2,788)	(7,644)
Cash used by investing activities	(205,179)	(277,457)	(224,206)	(708,975)

Increase (decrease) in cash and cash equivalents	11,714	70,004	(67,598)	38,728

Effect of exchange rate changes on cash and cash equivalents	(4,701)	(11,267)	(21,931)	(8,471)

Cash and cash equivalents prior to restatement for amendments to IFRS 9	—	—	380,424	—
Adjustment on adoption of IFRS 9 amendments on January 1, 2026 (Note 3)	—	—	2,694	—
Cash and cash equivalents, beginning of period	286,576	308,491	383,118	336,971
Cash and cash equivalents, end of period	$293,589	$367,228	$293,589	$367,228

Supplementary cash flow information (Note 19)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2026	As at December 31, 2025
Assets
Current
Cash and cash equivalents	$293,589	$380,424
Receivables, prepaids and other (Note 5)	89,374	58,293
Value-added and other tax receivables	45,067	63,732
Inventories (Note 6)	713,573	627,225
	1,141,603	1,129,674

Long-term investments (Note 7)	249,058	286,066
Value-added tax receivables	329,593	276,035
Mining interests (Note 8)	4,083,813	3,760,337
Investments in associates (Note 9)	135,582	98,183
Long-term inventories (Note 6)	201,892	177,595
Other assets (Note 10)	78,463	74,986
Deferred income taxes	—	76,440
	$6,220,004	$5,879,316
Liabilities
Current
Accounts payable and accrued liabilities	$177,961	$174,802
Current income and other taxes payable	306,625	267,073
Current portion of prepaid gold sales (Note 16)	—	285,458
Current portion of long-term debt (Note 11)	30,567	33,870
Current portion of derivative instruments (Note 14)	62,543	237,308
Current portion of gold stream obligation (Note 15)	30,400	24,500
Current portion of mine restoration provisions	16,535	18,114
Other current liabilities	19,542	20,131
	644,173	1,061,256

Long-term debt (Note 11)	515,636	564,440
Gold stream obligation (Note 15)	224,000	258,231
Mine restoration provisions	129,588	151,293
Deferred income taxes	251,065	151,343
Employee benefits obligation	25,417	25,103
Other long-term liabilities	24,247	26,134
	1,814,126	2,237,800
Equity
Shareholders’ equity
Share capital (Note 12)	3,571,078	3,607,005
Contributed surplus	142,802	151,218
Accumulated other comprehensive income	26,299	55,955
Retained earnings (deficit)	629,234	(220,613)
	4,369,413	3,593,565
Non-controlling interests (Note 13)	36,465	47,951
	4,405,878	3,641,516
	$6,220,004	$5,879,316

Commitments (Note 21)

Approved by the Board	"Michael Cinnamond"	Director	"Mary-Lynn Oke"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2026
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2025	1,340,622	$3,607,005	$151,218	$55,955	$(220,613)	$47,951	$3,641,516

Net income for the period	—	—	—	—	1,026,169	12,572	1,038,741
Dividends (Note 12)	363	1,747	426	—	(80,384)	—	(78,211)
Loss on investments, net of deferred income tax (Note 7)	—	—	—	(29,656)	—	—	(29,656)
Shares issued on exercise of stock options	12,812	45,026	—	—	—	—	45,026
Shares issued on vesting of RSUs	3,271	10,795	(10,795)	—	—	—	—
Shares issued on vesting of PSUs	1,457	5,288	(5,288)	—	—	—	—
Shares repurchased and cancelled under Normal Course Issuer Bid (Note 12)	(41,472)	(111,819)	—	—	(95,938)	—	(207,757)
Transactions with non-controlling interests (Note 13)	—	—	—	—	—	(24,058)	(24,058)
Share-based payments	—	—	20,277	—	—	—	20,277
Transfer to share capital on exercise of stock options	—	13,036	(13,036)	—	—	—	—
Balance at September 30, 2026	1,317,053	$3,571,078	$142,802	$26,299	$629,234	$36,465	$4,405,878

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	231,324	15,116	246,440
Dividends (Note 12)	501	1,798	779	—	(80,165)	—	(77,588)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 11)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax	—	—	—	76,570	—	—	76,570
Shares issued on exercise of stock options	10,732	35,336	—	—	—	—	35,336
Shares pending issuance for exercise of stock options	1,025	3,770		—	—	—	3,770
Shares issued on vesting of RSUs	2,156	7,103	(7,103)	—	—	—	—
Shares repurchased and cancelled under Normal Course Issuer Bid (Note 12)	(2,321)	(9,849)	—	—	—	—	(9,849)
Transactions with non-controlling interests	—	—	—	—	—	(22,043)	(22,043)
Share-based payments	—	—	15,013	—	—	—	15,013
Transfer to share capital on exercise of stock options	—	11,913	(11,913)	—	—	—	—
Balance at September 30, 2025	1,330,134	$3,560,342	$155,397	$(26,201)	$(364,460)	$45,705	$3,370,783

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines: the Fekola Complex in Mali, the Goose Mine in Canada, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 28% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali, Canada and Kazakhstan.

B2Gold is a public company which is listed on the Toronto Stock Exchange ("TSX") under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on November 4, 2026.

3 Recent accounting pronouncements

New accounting standards adopted

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments (the "Amendments") to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system. For a financial liability settled in cash using an electronic payment system, the amendments permit an entity to deem the financial liability to be discharged before the settlement date provided certain criteria are met.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The Company adopted the Amendments effective January 1, 2026. The Company decided to apply the accounting policy choice permitted by the Amendments to determine the settlement date for electronic payments based on the date preceding actual settlement.

As a result of the adoption of the Amendments, the Company adopted changes to its accounting policy around derecognition of financial liabilities. The Company generally derecognizes financial liabilities on the settlement date, which is the date on which the liability is extinguished, because the Company’s obligations are discharged, cancelled or have expired. However, when the Company is using an electronic payment system, a financial liability is derecognized when the payment instructions are issued if the following conditions are met:
•Once the Company initiated a payment instruction, it has no practical ability to withdraw, stop or cancel the payment and no practical ability to access the cash that will be used for settlement.
•The settlement risk associated with the electronic payment system is insignificant.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Amendments have been applied prospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment resulted in $3 million increase to the Cash and cash equivalents as at January 1, 2026, in the Condensed Interim Statement of Cash Flows.

Pronouncements issued but not yet effective

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided, termed management-defined performance measures ("MPMs"), including certain non-GAAP measures, IFRS 18 requires additional disclosure around those MPMs in the notes to the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes to the financial statements. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified as other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early adoption is permitted.

The Company is continuing to assess and quantify the effect of IFRS 18 on our consolidated financial statements. The standard is expected to result in changes to the presentation of the consolidated statements of operations, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. Specifically, the Company anticipates changes to the presentation of certain income and expense items, for example, that foreign exchange gains and losses will be classified in the same category as the items that gave rise to the exchange difference, rather than being combined into one line. The cash flow statement will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also have enhanced note disclosures on any identified MPMs. Based on its preliminary assessment, the Company has identified adjusted net income attributable to shareholders as an MPM. The Company expects to apply IFRS 18 on its effective date, with full retrospective application including restated comparative information.

4 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

During the three months ended September 30, 2026, the Company identified indicators that the previously recorded impairment on the Fekola Complex cash-generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties, had reversed. As a result, these assets were tested for reversal of impairment (Note 8).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Notes 14, 15 and 17), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the volume of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties obligation.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development project. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at September 30, 2026, included amounts for the Fekola Mine of $288 million (December 31, 2025 - $244 million), for the Masbate Mine of $16 million (December 31, 2025 – $11 million), and for the Gramalote Project of $26 million (December 31, 2025 - $22 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all, of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5 Receivables, prepaids and other

	September 30, 2026	December 31, 2025
	$	$

Prepaid expenses	19,544	13,251
Supplier advances	26,668	10,097
Current portion of derivative instruments	15,452	—
Insurance claim receivable	15,330	5,000
Short-term investments	3,477	4,868
Prepaid royalties	—	13,482
Other receivables	8,903	11,595
	89,374	58,293

6 Inventories

The current inventories balance is made up as follows:

	September 30, 2026	December 31, 2025
	$	$

Gold and silver bullion	88,318	67,438
In-process inventory	26,627	45,820
Ore stock-pile inventory	77,717	79,119
Materials and supplies	520,911	434,848
	713,573	627,225

The long-term inventories balance is made up as follows:

	September 30, 2026	December 31, 2025
	$	$

Ore stock-pile inventory	57,690	77,292
Materials and supplies	144,202	100,303
	201,892	177,595

Current ore stock-pile inventory as at September 30, 2026, includes amounts for the Goose Mine of $35 million (December 31, 2025 - $42 million), for the Masbate Mine of $16 million (December 31, 2025 - $13 million), for the Fekola Mine of $14 million (December 31, 2025 - $20 million) and for the Otjikoto Mine of $12 million (December 31, 2025 – $4 million).

Long-term stock-pile inventory as at September 30, 2026, includes amounts for the Otjikoto Mine of $47 million (December 31, 2025 – $58 million), for the Masbate Mine of $11 million (December 31, 2025 - $10 million), and for the Fekola Mine of $0 million (December 31, 2025 - $9 million).

Long-term supplies inventories are supplies for the Goose Mine that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Long-term investments

	September 30, 2026			December 31, 2025
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	59,565	156,940	216,505	47,303	167,569	214,872
Prospector Metals Corp.	15,362	1,779	17,141	13,672	12,944	26,616
St. Augustine Gold & Copper Ltd.	20,176	(11,571)	8,605	20,193	2,166	22,359
AuMEGA Metals Ltd.	5,747	(2,552)	3,195	3,839	(1,810)	2,029
Founders Metals Inc.	—	—	—	13,256	6,388	19,644
Other	16,745	(13,133)	3,612	14,298	(13,752)	546
	117,595	131,463	249,058	112,561	173,505	286,066

During the nine months ended September 30, 2026, the Company purchased 1 million shares in Snowline Gold Corp. at an average price of Cdn. $14.50 per share for total proceeds of $12 million.

During the nine months ended September 30, 2026, the Company disposed of 6 million shares in Founders Metals Inc. at an average price of Cdn. $4.15 per share for total proceeds of $18 million.

During the nine months ended September 30, 2026, the Company purchased 2 million shares in Prospector Metals Corp. at an average cost of Cdn. $1.49 per share for a total cost of $2 million.

During the nine months ended September 30, 2026, the Company purchased 66 million shares in AuMEGA Metals Ltd. at an average cost of Cdn. $0.04 per share for a total cost of $2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	223,411	189,927	446,558	47,209	907,105
Capitalized interest	—	—	54,989	—	54,989
Disposals and write-downs	(350,469)	(92,072)	—	(5,118)	(447,659)
Transfers	315,323	1,440,460	(1,755,783)	—	—
Change in mine restoration provision estimates	17,788	—	—	543	18,331

Balance at December 31, 2025	3,558,696	3,626,057	9,599	704,943	7,899,295
Additions	249,165	269,335	19,647	48,630	586,777
Capitalized interest	—	—	137	—	137
Disposals and write-downs	(123)	(86,226)	—	(39,190)	(125,539)
Change in mine restoration provision estimates	(26,678)	—	—	—	(26,678)

Balance at September 30, 2026	3,781,060	3,809,166	29,383	714,383	8,333,992

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(264,064)	(234,096)	—	—	(498,160)
Disposals and write-downs	350,469	83,827	—	—	434,296

Balance at December 31, 2025	(2,365,771)	(1,438,320)	—	(334,867)	(4,138,958)
Depreciation and depletion	(197,536)	(196,313)	—	—	(393,849)
Impairment reversal	105,370	57,331	—	90,787	253,488
Disposals and write-downs	123	29,017	—	—	29,140

Balance at September 30, 2026	(2,457,814)	(1,548,285)	—	(244,080)	(4,250,179)

Net book value at December 31, 2025	1,192,925	2,187,737	9,599	370,076	3,760,337

Net book value at September 30, 2026	1,323,246	2,260,881	29,383	470,303	4,083,813

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Reversal of impairment and impairment of long-lived assets

During the year ended December 31, 2023, the Company recorded an impairment of $206 million on the Fekola Complex CGU based on the Company's best estimate of the application of the 2023 Mining Code at that date. A net impairment charge of $192 million, after taking into account a deferred income tax recovery of $14 million, was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023. During the year ended December 31, 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. As a result, the Company recorded a further impairment of $215 million on the Fekola Complex CGU. A net impairment charge of $194 million, after taking into account a deferred income tax recovery of $21 million, was recorded in the Consolidated Statement of Operations for the year ended December 31, 2024.

On August 7, 2026, the State of Mali granted the Menankoto exploitation permit ("Menankoto Permit") to B2Gold’s Malian subsidiary. The Company concluded that, although there are still further steps necessary to produce gold from the Menankoto permit area, significant uncertainty had been removed with respect to the expected timing of the production. As a result, the granting of the Menankoto Permit was considered an indication of reversal of the previously recorded impairment, and the Company performed an impairment reversal test on the Fekola Complex as at September 30, 2026. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as reserves and resources, future production levels, operating and capital costs, royalties and tax rates, a long-term gold price of $3,500 per ounce, and a discount rate of 12.5% for the Fekola Complex. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the carrying value of the Fekola Complex CGU at September 30, 2026 was lower than the FVLCD and that the previously recorded impairment has reversed. The residual impairment reversal was calculated to be $253 million after reflecting the amount of depreciation that would have been recorded had the assets not been impaired. The Company recorded a net impairment reversal of $212 million in the Condensed Interim Consolidated Statement of Operations after taking into account a deferred income tax expense of $41 million.

Finland Properties

On April 23, 2026, the Company completed the sale of its 70% interest in Fingold Ventures Ltd., which holds several claims in Northern Finland ("Finland Properties") to Agnico Eagle Mines Limited in exchange for cash proceeds of $325 million. The gain on sale of $292 million was recorded in Gain on sale of mining interests in the Condensed Interim Consolidated Statement of Operations as outlined below:

$
Proceeds from sale:
Cash consideration	325,000
Transaction costs	(108)
Total proceeds from sale, net of transaction costs	324,892

Total assets sold	39,190
Total non-controlling interest sold	(6,672)
Net assets sold	32,518

Gain on disposal of Finland Properties	292,374

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Goose Mine

On April 17, 2026, the Company announced a fire had occurred in certain areas of the crushing circuit at the Goose Mine. In accordance with IAS 16, Property, plant and equipment, the Company assessed that components of plant and equipment with a net book value of $50 million (cost of $51 million less accumulated depreciation of $1 million) were damaged in the event. These assets have been assessed to have no future benefit and have been written off in the Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2026. In addition, the Company incurred $3 million related to non-capital crusher repair activities following the fire. The Goose Mine remained operational after the incident, but with a limited milling capacity. In accordance with IAS 2, Inventories, the Company has recorded expense of $6 million and $22 million, respectively, for three and nine months ended September 30, 2026 for costs that do not form part of producing inventory during the period. These costs, related to the suspension of crushing operations, have been recorded as Other cost of sales in the Condensed Interim Consolidated Statement of Operations.

Other

During the nine months ended September 30, 2025, the Company wrote-off $5 million related to non-core exploration and evaluation properties that it no longer plans to proceed with.

9 Investment in associates

	Versamet	Other	Total
	$	$	$

Balance at December 31, 2024	87,067	4,350	91,417
Share of net income (loss)	2,566	(3,321)	(755)
Interests acquired	—	7,521	7,521

Balance at December 31, 2025	89,633	8,550	98,183
Share of net income (loss)	10,289	(3,464)	6,825
Gain on dilution	26,038	2,175	28,213
Interests acquired	—	2,361	2,361

Balance at September 30, 2026	125,960	9,622	135,582

Versamet

During the nine months ended September 30, 2026, the Company's associate Versamet issued shares to other third parties, including a bought deal financing and a private placement. As a result of the Versamet shares issued, the Company's interest in Versamet was diluted from 33% to 28%, resulting in a gain on dilution of $26 million recorded in the Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2026.

10 Other assets

	September 30, 2026	December 31, 2025
	$	$

Reclamation deposits	71,614	68,808
Restricted cash	5,951	6,109
Other	898	69
	78,463	74,986

As at September 30, 2026, reclamation deposits include amounts for the Fekola Mine of $29 million (December 31, 2025 - $27 million), for the Otjikoto Mine of $24 million (December 31, 2025 – $23 million), for the Goose Mine of $13 million (December 31, 2025 - $14 million) and for the Masbate Mine of $4 million (December 31, 2025 - $5 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11 Long-term debt

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2025	375,295	143,787	27,018	52,210	598,310
Drawdowns	—	120,000	—	—	120,000
Debt repayments	—	(175,000)	(6,499)	(18,137)	(199,636)
Interest payment	(12,650)	—	—	—	(12,650)
Lease liabilities incurred	—	—	—	12,799	12,799
Lease liabilities modified or derecognized	—	—	—	(724)	(724)
Foreign exchange gains	—	—	(747)	(799)	(1,546)
Non-cash interest and financing expense	23,824	1,568	—	4,258	29,650
Balance at September 30, 2026	386,469	90,355	19,772	49,607	546,203

Current portion	(2,108)	—	(7,574)	(20,885)	(30,567)
	384,361	90,355	12,198	28,722	515,636

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million. The Notes mature on February 1, 2030. The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness, including trade payables, to the extent of the value of the collateral securing such indebtedness. During the three and nine months ended September 30, 2026, the Company recognized interest charges of $8 million and $24 million, respectively, related to the Notes in the Condensed Interim Consolidated Statement of Operations (2025 - $0 million and $0 million, net of $7 million and $20 million, respectively, capitalized to the construction of qualifying assets during the period).

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the nine months ended September 30, 2026, the Company repaid $175 million and drew down $120 million on the RCF. As at September 30, 2026, the Company had a balance of $95 million drawn on the RCF and $705 million available for future draw downs. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at September 30, 2026, the Company was in compliance with these debt covenants. During the three and nine months ended September 30, 2026, the Company recognized interest charges of $2 million and $6 million related to the RCF, respectively, in the Condensed Interim Consolidated Statement of Operations (2025 - $1 million and $4 million, net of $3 million and $5 million, respectively, capitalized to the construction of qualifying assets during the period).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fekola equipment loan facilities

During the nine months ended September 30, 2026, the Company's subsidiary, Fekola SA, extended the availability of the third term equipment facility with Caterpillar Financial Services Corporation to December 31, 2026. The aggregate principal amount of the facility is up to the Euro equivalent of $35 million. As at September 30, 2026, $29 million has been drawn down under the third term equipment facility.

Lease liabilities

During the nine months ended September 30, 2026, the Company recognized $13 million of right-of-use assets and $13 million of lease liabilities. The valuation of the lease was based on a 2-year term.

12 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2026, the Company had 1,317,053,278 common shares outstanding (December 31, 2025 - 1,340,621,856 shares). No preferred shares were outstanding.

During the nine months ended September 30, 2026, the Company paid three quarterly dividends of $0.02 per share each, totaling $80 million (2025 - $80 million). Of this amount, $2 million (2025 - $2 million) was satisfied by the issuance of 0.4 million shares (2025 - 0.5 million shares) under the Company's Dividend Re-investment Plan.

For the three and nine months ended September 30, 2026, the Company issued 2 million and 13 million common shares, respectively, for proceeds of $7 million and $45 million, respectively, upon exercise of stock options.

Related party transactions during the nine months ended September 30, 2026, related to compensation paid to key management personnel, including salaries, short term benefits, directors' fees and share-based payments totalling $16 million (2025 - $11 million).

In April 2026, the Company received approval from the TSX to renew its Normal Course Issuer Bid, previously implemented in April 2025, pursuant to which the Company may purchase up to a maximum of 10% (increased from 5%) of its issued and outstanding common shares, during the period commencing April 3, 2026 and ending April 2, 2027. The Company is allowed to repurchase its common shares, through the facilities of the TSX, the NYSE American and other designated exchanges or alternative trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws. The Company repurchased and cancelled 41 million common shares for $208 million during the nine months ended September 30, 2026. The book value of the cancelled common shares of $112 million was recorded as a reduction to share capital.

Subsequent to September 30, 2026, on November 4, 2026, the Company approved a fourth quarter dividend of $0.02 payable on December 15, 2026.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025

Net income (attributable to shareholders of the Company)	$408,898	$19,313	$1,026,169	$231,324
Interest and financing expense on convertible senior unsecured notes included in net income	$7,959	$—	$23,706	$468
Diluted net income (attributable to shareholders of the Company) used in calculating diluted earnings per share	$416,857	19,313	$1,049,875	$231,792

Basic weighted average number of common shares outstanding (in thousands)	1,320,959	1,324,279	1,331,076	1,321,491

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	144,996	144,996	144,996
Performance share units	4,750	3,507	4,750	3,507
Restricted share units	1,975	2,264	1,961	1,810
Stock options	6,980	7,340	6,878	3,914
Diluted weighted average number of common shares outstanding (in thousands)	1,479,660	1,482,386	1,489,661	1,475,718

Earnings per share (attributable to shareholders of the Company)
Basic	$0.31	$0.01	$0.77	$0.18
Diluted	$0.28	$0.01	$0.70	$0.16

13 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Finland	Total
	$	$	$	$

Balance at December 31, 2025	23,964	17,779	6,208	47,951
Share of net (loss) income	(1,291)	13,927	(64)	12,572
Distributions to non-controlling interest	(3,600)	(14,316)	—	(17,916)
Non-controlling interest associated with mining interest sold (Note 8)	—	—	(6,672)	(6,672)
Participating funding from non-controlling interest	—	—	517	517
Other	—	2	11	13
Balance at September 30, 2026	19,073	17,392	—	36,465

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Derivative financial instruments

Fuel derivatives

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at September 30, 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

For the three and nine months ended September 30, 2026, the Company recorded an unrealized fuel derivative gains of $8 million and $21 million, respectively (2025 – gains of $1 million and $1 million, respectively) and realized fuel derivative gains of $7 million and $16 million, respectively (2025 - losses of $0 million and $1 million, respectively) as part of (Losses) gains on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	6,658	14,483	21,141
Average strike price	$0.38	$0.37	$0.37

Forward – gas oil:
Litres (thousands)	8,007	21,003	29,010
Average strike price	$0.51	$0.52	$0.52

The unrealized fair value of these contracts at September 30, 2026, was $16 million (December 31, 2025 - $(4) million).

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 11), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

For the three and nine months ended September 30, 2026, the Company recorded unrealized gains of $31 million and $171 million, respectively (2025 - losses of $103 million and $173 million, respectively) on the gold collar contracts and realized losses of $47 million and $188 million, respectively (2025 - losses of $4 million and $4 million, respectively) as part of (Losses) gains on derivative instruments in the Condensed Interim Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at September 30, 2026:

	2026	2027	Total

Ounces	49,911	16,637	66,548
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at September 30, 2026, was $(63) million (December 31, 2025 - $(234) million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Gold stream obligation

The Company's gold stream obligation requires delivery from production at the Goose Mine as follows:
•2.7805% of gold production up to delivery of 87,100 ounces;
•1.4405% of gold production up to an aggregate of 134,000 ounces; and
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 17). The Company has guaranteed the gold stream obligation.

During the three and nine months ended September 30, 2026, the Company delivered 544 ounces and 2,742 ounces, respectively (2025 - 0 ounces and 0 ounces, respectively) into the gold stream obligation. The Company receives purchase price for each ounce of refined gold metal equal to 18% of the spot gold price. The difference between the spot gold price and such purchase price payable is deducted against the upfront funding until it has been reduced to nil.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2025	282,731
Change in fair value	(17,877)
Gold delivered	(10,454)
Outstanding at September 30, 2026	254,400
Less current portion	(30,400)
224,000

16 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks (the "Prepaid Gold Sales"). Under the terms of the Prepaid Gold Sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces.

During the nine months ended September 30, 2026, the Company delivered 132,384 ounces, into contracts valued at $291 million. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Interim Condensed Consolidated Statement of Operations at the time of delivery based on the contract price.

As at September 30, 2026, the Company had delivered into all of its Prepaid Gold Sales and had no contracts outstanding.

The following is a summary of the changes in the Prepaid Gold Sales obligation:

$

Outstanding at December 31, 2025	285,458
Gold deliveries	(291,222)
Accretion	5,764
Outstanding at September 30, 2026	—

During the three and nine months ended September 30, 2026, the Company recognized interest charges of $nil million and $6 million, respectively, relating to the financing component contained in the Prepaid Sales, in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2026 (2025 - $0 million and $0 million net of $9 million and $29 million, respectively, capitalized to the construction of qualifying assets during the period).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2026, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at September 30, 2026			As at December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 7)	249,058	—	—	286,066	—	—
Short-term investments (Note 5)	3,477	—	—	4,868	—	—
Gold derivative contracts (Note 14)	—	(62,543)	—	—	(233,821)	—
Fuel derivative contracts (Note 14)	—	16,277	—	—	(4,415)	—
Gold stream obligation (Note 15)	—	—	(254,400)	—	—	(282,731)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Forward gold price estimates ranged from $4,187 to $5,524 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50-basis point change in the discount rate would have an approximately $6 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $813 million. The carrying amount of the Notes represents the liability component recorded at amortized cost (Note 11), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximates their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
	$	$	$	$

Income from operations before taxes	583,313	197,787	1,712,425	616,951
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	157,495	53,402	462,355	166,577

Increase (decrease) attributable to:
Change in losses and tax bases for which no tax benefit has been recorded	757	55,136	60,605	77,066
Effects of different foreign statutory tax rates	35,505	34,020	128,639	81,593
Future withholding tax	28,500	28,000	83,500	59,000
Deferred income tax effect of the reversal of impairment on long lived-assets	(43,835)	—	(43,835)	—
Change in losses and temporary differences not previously recognised	(15,320)	—	(33,819)	—
Benefit of optional tax incentives	(15,353)	(14,277)	(47,014)	(28,821)
Change due to foreign exchange	3,238	1,147	15,721	(57,060)
Royalty and windfall profit taxes	8,848	—	23,380	—
Change in non-taxable portion of gains	77	(318)	(43,740)	(268)
Withholding and other taxes	599	3,003	47,928	40,661
Non-deductible expenditures	8,727	8,900	17,466	24,423
Change in income tax rates	—	4,000	—	4,000
Amounts under (over) provided in prior years	1	(39)	956	650
Change in accrual for tax audits	503	1,690	1,542	2,690
Income tax expense	169,742	174,664	673,684	370,511

Current income tax, withholding and other taxes	97,621	143,945	491,823	390,202
Deferred income tax expense (recovery)	72,121	30,719	181,861	(19,691)
Income tax expense	169,742	174,664	673,684	370,511

Included in current income tax expense for the three and nine months ended September 30, 2026, was an expense of $18 million and $99 million, respectively (2025 - $28 million and $64 million, respectively), related to the State of Mali's 20% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
	$	$	$	$

Depreciation and depletion	119,067	104,665	401,388	296,927
Gain on sale of mining interests (Note 8)	—	—	(292,374)	—
Reversal of impairment on long-lived assets (Note 8)	(253,488)	—	(253,488)	—
Unrealized (gains) losses on derivative instruments	(39,957)	101,715	(191,969)	172,370
Add back of realized loss on derivative instruments	47,259	4,213	188,434	4,213
Deferred income tax expense (recovery) (Note 18)	72,121	30,719	181,861	(19,691)
Write-off of plant and equipment (Note 8)	—	—	49,713	—
Non-cash interest and financing expense	14,186	4,730	47,971	15,307
Loss (gain) on dilution of associate (Note 9)	1,916	—	(28,213)	—
Share-based payments	8,489	5,088	22,162	18,974
Change in fair value of gold stream (Note 15)	(963)	28,100	(17,877)	80,406
Non-recoverable input taxes	6,655	380	10,068	12,657
Share of net (income) loss of associates (Note 9)	(1,345)	2,103	(6,825)	1,925
Non-cash community relations expense	—	10,000	—	10,000
Other	(182)	13,370	9,239	33,588
	(26,242)	305,083	120,090	626,676

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
	$	$	$	$

Accounts receivable and prepaids	4,512	683	(29,584)	(15,256)
Value-added and other tax receivables	(11,796)	(15,464)	(2,391)	(4,538)
Inventories	18,280	(41,282)	14,801	(74,323)
Accounts payable and accrued liabilities	(15,842)	11,857	(20,670)	24,388
Current income and other taxes payable	(12,108)	115,135	50,433	154,680
	(16,954)	70,929	12,589	84,951

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
	$	$	$	$

Goose Mine, exploration	(7,095)	(5,619)	(16,858)	(15,941)
Masbate Mine, exploration	(1,656)	(602)	(2,957)	(1,553)
Otjikoto Mine, exploration	(2,015)	(2,220)	(4,613)	(6,433)
Back River Regional, exploration	(8,178)	(6,598)	(16,148)	(9,604)
Other	(880)	(699)	(3,747)	(1,681)
	(19,824)	(15,738)	(44,323)	(35,212)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2026	For the three months ended Sept. 30, 2025	For the nine months ended Sept. 30, 2026	For the nine months ended Sept. 30, 2025
	$	$	$	$

Change in current liabilities relating to mining interest expenditures	4,358	(15,160)	21,324	(26,215)
Interest capitalized to construction of qualifying assets	107	20,095	137	54,863

For the three and nine months ended September 30, 2026, the Company paid $103 million and $399 million, respectively, of current income tax, withholding and other taxes in cash (2025 - $33 million and $203 million, respectively).

20 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate, Otjikoto and Goose mines. It also includes Fekola Regional properties, which are in the exploration and evaluation stage. The Fekola Regional segment includes the Anaconda Area (the combined Menankoto permit) and the Dandoko permit. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates. The “Corporate” segment includes corporate operations. The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2026
	Fekola Mine	Fekola Regional	Goose Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	382,427	—	135,043	227,165	91,831	—	—	836,466
Production costs	125,485	—	69,327	39,651	28,242	—	—	262,705
Depreciation & depletion	55,539	147	29,027	27,424	6,930	—	542	119,609
Reversal of impairment on long-lived assets	(154,595)	(98,893)	—	—	—	—	—	(253,488)
Net income (loss)	188,819	78,331	37,039	100,172	31,551	(246)	(22,095)	413,571
Capital expenditures	48,667	16,235	79,963	13,807	12,492	19,466	30	190,660
Total assets	1,593,680	370,557	2,538,710	637,291	320,528	435,006	324,232	6,220,004

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the three months ended September 30, 2025
	Fekola Mine	Fekola Regional	Goose Project	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	472,582	—	341	54,964	110,967	—	144,094	782,948
Intersegment gold revenue	—	—	28,552	171,277	32,088	—	(231,917)	—
Production costs	104,448	—	9,127	49,632	31,947	—	—	195,154
Depreciation & depletion	54,417	137	—	30,953	19,157	—	578	105,242
Net income (loss)	124,270	(2,763)	8,442	78,153	50,467	(1,784)	(233,662)	23,123
Capital expenditures	55,113	5,579	162,687	10,518	6,611	18,849	113	259,470
Total assets	1,509,801	209,089	2,235,600	629,904	326,054	368,268	413,500	5,692,216

	For the nine months ended September 30, 2026
	Fekola Mine	Fekola Regional	Goose Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,635,325	—	145,430	368,861	343,637	—	291,222	2,784,475
Intersegment gold revenue	—	—	286,836	332,407	—	—	(619,243)	—
Production costs	365,700	—	171,712	113,953	81,389	—	—	732,754
Depreciation & depletion	200,129	447	98,091	78,253	24,467	—	1,611	402,998
Impairment reversal of long-lived assets	(154,595)	(98,893)	—	—	—	—	—	(253,488)
Net income (loss)	506,511	76,236	86,741	305,445	130,560	328,457	(395,209)	1,038,741
Capital expenditures	135,319	60,650	228,005	45,906	29,979	47,213	30	547,102
Total assets	1,593,680	370,557	2,538,710	637,291	320,528	435,006	324,232	6,220,004

	For the nine months ended September 30, 2025
	Fekola Mine	Fekola Regional	Goose Project	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,104,565	—	341	317,055	441,206	—	144,094	2,007,261
Intersegment gold revenue	—	—	28,552	171,277	32,088	—	(231,917)	—
Production costs	289,594	—	9,127	122,116	96,674	—	—	517,511
Depreciation & depletion	135,195	396	(3,770)	68,776	96,329	36	1,709	298,671
Net income (loss)	296,893	(3,213)	10,572	162,063	150,811	(6,626)	(364,060)	246,440
Capital expenditures	172,495	13,752	411,305	36,701	19,140	34,826	241	688,460
Total assets	1,509,801	209,089	2,235,600	629,904	326,054	368,268	413,500	5,692,216

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2026
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	September 30, 2026	December 31, 2025
	$	$
Mining interests
Canada	2,048,020	1,950,116
Mali	1,357,802	1,105,803
Philippines	397,131	431,312
Namibia	145,168	128,392
Colombia	134,029	106,703
Finland	—	37,505
Other	1,663	506
	4,083,813	3,760,337

21 Commitments

As at September 30, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $5 million for mobile equipment purchases and major rebuilds, and $1 million for other capital expenditures, of which $5 million is expected to be incurred in 2026 and $1 million is expected to be incurred in 2027.
•For payments at Fekola Regional of $3 million related to site infrastructure, all of which expected to be incurred in 2026.
•For payments at the Goose Mine of $19 million for mobile equipment purchases, $3 million for crushing circuit upgrades, $3 million for underground mining infrastructure and $2 million for other capital projects, of which $8 million is expected to be incurred in 2026 and $19 million is expected to be incurred in 2027.
•For payments at the Masbate Mine of $3 million related to mobile equipment purchases, all of which is expected to be incurred in 2026.
•For payments of $31 million at the Otjikoto Mine for the development of the Antelope project, of which $4 million is expected to be incurred in 2026, $20 million is expected to be incurred in 2027 and $7 million is expected to incurred in 2028.
•For payments of $15 million at the Gramalote Project for resettlement programs of which $11 million is expected to be incurred in 2026 and $4 million is expected to be incurred in 2027.